UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other news

OTHER NEWS

Subject	:	Disclosure under Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Board of Directors  of ICICI Bank Limited (“the Bank”) had, at its meeting held on April 19, 2025, approved fund raising through issuance of debt securities. Pursuant to the same, the Bank has allotted 1,000 unsecured, subordinated, listed, non-convertible, Tier 2, Basel III compliant bonds in the nature of debentures (“Bonds”) each bearing a face value of ₹ 10,000,000 aggregating to ₹ 10,000 million for cash, in dematerialised form, on private placement basis today to identified investors.

The details as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, read with SEBI Master Circular dated November 11, 2024 are enclosed herewith as Annexure A.

The bonds are rated “CARE AAA; Stable” by CARE Ratings Limited and “[ICRA] AAA (Stable)” by ICRA Limited.

Please take the above information on record.

Annexure A

S. No.	Particulars	Remarks
1.	Size of the issue	₹ 10,000 million
2.	Whether proposed to be listed? If yes, name of the stock exchange(s)	Yes, National Stock Exchange of India Limited
3.	Tenure of the instrument - date of allotment and date of maturity

Tenor: 15 years from the Deemed Date of Allotment, subject to exercise of any call option by the Bank at the end of 10  years and every year thereafter.

Deemed Date of Allotment: June 27, 2025

Date of Maturity: June 27, 2040, subject to exercise of any call option by the Bank.

4.	Coupon/interest offered, schedule of payment of coupon/interest and principal

Coupon rate: 7.45%

Schedule of Interest payment: Interest shall be payable annually from the Deemed Date of Allotment until the maturity date.

Schedule of principal payment: 15 years from the Deemed Date of Allotment, subject to exercise of any call option by the Bank at the end of 10  years and every year thereafter.

5.	Charge/security, if any, created over the assets	Not applicable as the Bonds are unsecured.
6.	Special right/interest/privileges attached to the instrument and changes thereof	None
7.	Delay in payment of interest / principal amount for a period of more than three months from the due date or default in payment of interest / principal

In the event of delay in the payment of interest amount and/or principal amount on the applicable due date(s), the Bank shall pay additional interest of 2% per annum in addition to the respective coupon rate payable on the Bonds, on such amounts due, for the defaulting period.

8.	Details of any letter or comments regarding payment/non-payment of interest, principal on due dates, or any other matter concerning the security and /or the assets along with its comments thereon, if any	Not Applicable
9.	Details of redemption of Debentures

Redemption Date: The Bonds shall be redeemed at par 15 years from the Deemed Date of Allotment, on June 27, 2040, subject to exercise of any call option by the Bank at the end of 10  years and every year thereafter.

Redemption Amount: ₹ 10,000,000  per Bond on the Redemption Date plus accrued coupon subject to the provisions of “Loss Absorbency Features”, “Permanent principal write-down on PONV Trigger Event” and “Treatment in Winding-Up, Amalgamation, Acquisition, Reconstitution etc. of the Issuer” mentioned in the Bond Trust Deed.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: June 27, 2025	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Associate Leadership Team